EXHIBIT 99.1

Quantum Biopharma Engages MZ Group to Lead Strategic Investor Relations and Shareholder Communications Program

TORONTO, Feb. 11, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced it has retained the services of MZHCI, LLC, an MZ Group Company (“MZ”), to lead a comprehensive strategic investor relations and financial communications program across all key markets.

MZ will work closely with Quantum BioPharma management to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community. The campaign will highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health.

Chris Tyson, Executive Vice President at MZ North America, commented, "unbuzzd™ and rekvry™ utilize revolutionary technology that address the issue of excessive alcohol use. The National Institute of Health found that binge drinking rates among adults aged 35–50 reached an all-time high in 2023, and the CDC reports that excessive drinking costs the U.S. about $249 billion annually when combining healthcare costs, lost productivity and earnings, criminal justice implications, vehicle crashes, and property damages.

“Quantum BioPharma is also focused on a potential first-in-class approach to treating demyelinating diseases. Multiple sclerosis (“MS”) is characterized by demyelination, one of a group of disorders characterized by the destruction of myelin, the protective sheath that surrounds nerve fibers in the central nervous system. Almost 1 million people in the U.S. alone have been diagnosed with MS and 2.8 million people worldwide, according to the National Multiple Sclerosis Society.

“Led by a world-class research and development team and seasoned commercial experts, these life-changing and exciting opportunities in brain disorders and alcohol health represent a tremendous revenue potential, and we look forward to sharing the Quantum BioPharma story with our network of institutional, family offices and retail investors,” Mr. Tyson concluded.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com. To schedule a conference call with management, please email your request to QNTM@mzgroup.us or call Chris Tyson at 949-491-8235.

Management has made this decision following a thorough review of capital on hand and allocated resources to MZ to conduct Investor Relations Activities (as defined in the policies of the Canadian Securities Exchange) on its behalf.

About the MZ Engagement

Chris Tyson, Executive Vice President at MZ North America, along with Directors Larry Holub and Brooks Hamilton, will advise Quantum BioPharma's investor relations team in all facets of investor relations, including, but not limited to, the coordination of roadshows and investment conferences across key cities and building brand awareness with financial and social media outlets.

MZ is based in California and has been engaged for an initial period of two months (the “MZ Initial Period”), for US$10,000 per month commencing immediately (the “MZ Agreement”). Following the MZ Initial Period, the MZ Agreement will automatically continue to renew every month. Either party has the right to terminate the MZ Agreement upon fifteen days’ notice.

About MZ

MZ North America is the US division of MZ Group, a global leader in investor relations with over 250 employees and 800 clients across 12 different exchanges. For over 25 years, MZ has implemented award winning programs and developed a reputation for delivering tangible results for public and private companies via strategic communications, industry-leading investor outreach, public relations, a market intelligence desk, and a suite of technology solutions, spanning websites, conference call/webcasting, video production and XBRL/Edgar filing services. MZ maintains a global footprint with professionals located throughout every time zone in North America, as well as Taipei and São Paulo. For more information, please visit www.mzgroup.us.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ being engaged by the Company for the MZ Initial Period; MZ working with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; MZ campaign highlighting how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health representing a tremendous revenue potential.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will be engaged by the Company for the MZ Initial Period; MZ will work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health will have a tremendous revenue potential.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis not advancing towards human phase-2 efficacy trials; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will not play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will not be engaged by the Company for the MZ Initial Period; MZ will not work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will not highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; the Company’s approach to treatments in brain disorders and alcohol health will not have a tremendous revenue potential; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final short form base shelf prospectus dated December 22, 2023 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
QNTM@mzgroup.us
www.mzgroup.us